Filed by D-Wave Quantum Inc. and DPCM Capital, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-263573

Subject Company: DPCM Capital, Inc.

(Commission File No. 001-39638)

IPO Edge Interview Transcript – Alan Baratz and Emil Michael on IPO Edge May 9, 2022 (posted May 12, 2022)

Jarrett Banks, IPO Edge

Hello, thank you for joining us. I’m Jarrett Banks editor-at-large here at IPO Edge. We’ve got an exciting event for you here today with Alan Baratz the CEO of D-Wave Systems, which is going public via SPAC that’s with DPCM Capital. And we’ve also got the CEO of the SPAC Emil Michael, formerly of Uber with us here today and that is traded on the NYSE under XPOA. And before we get to our guests, let’s watch a short video telling us what D-Wave is all about.

Jarrett Banks, IPO Edge

Alright, fantastic. I’m going to pass the baton to my colleague, Alan Hatfield, who will bring on our guests. Alan, take it away.

Alan Hatfield, IPO Edge

Thanks, Jarrett. I’m Alan Hatfield, Director of Research here at IPO Edge and one Alan to another Alan. Very, very excited to have you here. Really appreciate your time. So, first things first. Why don’t we just kind of go back to basics. You’re here to talk about quantum computing and all the remarkable applications it has for business and society. So just so we’re all on the same page, why don’t we just give a quick refresher, what is quantum computing, exactly?

Alan Baratz, CEO of D-Wave Systems

So first of all, both Jarrett and Alan thanks for the opportunity to be here today and I got to say, I really liked the guy in that video. But just to kind of dive into it. Quantum Computing is really just the use of quantum mechanical effects, things like superposition, entanglement, tunneling, to be able to solve hard computational problems faster than they can be solved classical. And it can be applied to both applications that businesses are solving today, but they’re so hard that they can’t get optimal solutions to those problems. So, with quantum computers, we can give them better solutions to those problems. I call these evolutionary problems all the way up through to revolutionary problems, problems that are just not even solvable today, they aren’t being tackled today. Things like designer drug creation, or global weather modeling for disaster prediction or creating batteries that are long lasting, maybe you never even need to charge them.

Alan Hatfield, IPO Edge

Gotcha. So not only solving problems today that are potentially just too difficult for classic models to solve, but also problems that we might not even have really thought about as much, that will become more relevant in the future. So that’s very interesting. Can you tell us a bit about your career, how did you end up getting drawn into quantum computing? How did you kind of arrive in the space?

Alan Baratz, CEO of D-Wave Systems

Yeah, so first of all, my background is in technology. I have a doctorate in theory of computation, computer science from MIT. And I’ve had a longer than I’d care to admit career in driving new technologies into the marketplace. You know, one of the roles that I’m most well-known for was the first president of Java Soft at Sun Microsystems. So, I was responsible for bringing that technology to market, growing the revenue and building the developer ecosystem. But one of the things that makes me a bit unique in the technology space is that while I’m pretty strong, technically, I also have a good business sense. And so, I’m able to balance between technology issues and business issues to figure out how to best grow companies and impact the marketplace. The reason for quantum, very simple. I want it to be at the forefront of the next wave in computing. And that’s quantum and I’m thrilled to be a part of D-Wave and we’re leading the charge.

Alan Hatfield, IPO Edge

Very cool. And so, from what I understood, you know, you’ve held a number of R&D kind of based roles earlier in your career. Can you tell us a little bit about, you know, what made you interested in transitioning from more of an R&D role to leading D-Wave, specifically as CEO?

Alan Baratz, CEO of D-Wave Systems

So, you know, it really goes back to what I said a minute ago, which is that I’m pretty good at balancing business and technology issues and driving the business as much as driving the technology. In fact, when I was president of Java Soft, I was responsible for all operational activities with respect to Java that was not just R&D, but marketing and go-to-market as well. And so, you know, the first few years at D-Wave we did a lot of work with respect to really driving the products to the point where they could be commercial, and broadly accessible through the launch of our quantum cloud service. And so, when I was given the opportunity to take over as the CEO a couple of years ago, I thought that it would be a great use of my combined technology and business skills to really drive the business forward, while also advancing the science and technology.

Alan Hatfield, IPO Edge

Interesting. Thank you for that background. Certainly, certainly helps of context. So, you know, want to go back to quantum computing right. You know, quantum computing companies definitely have garnered a lot of interest in the last few years. But a lot of people are pretty skeptical. You know, a lot of people say that these companies are touting technologies that are not going to be available for a number of years. You at D-Wave, describe yourselves as the only commercial quantum computing company out there today. So, how did you get there? How did you end up in that position?

Alan Baratz, CEO of D-Wave Systems

Yeah. So, there are really four things that you need to be commercial, you need products, that are you know, ready to support real business applications at production scale, you need products, you need a market that’s ready, you need applications, because systems are of no value without applications and you need customers. With respect to products, we decided early on that we wanted to take a practical approach to quantum computing. And what I mean by that is an approach that would allow us to get quantum computers into the hands of developers and customers as customers as quickly as possible, so that we could iterate as quickly as possible to commercial and that’s paid off. We’re now on our fifth-generation system, with over 5000 cubits able to support real business applications, at production scale. We now have over two dozen global 2000 Customers working on real business applications to benefit their business operations. These are customers like Volkswagen, or BBVA or CaixaBank both in Europe, or Lockheed Martin. So real customers working on real applications. We’re supporting applications like employee scheduling, or autonomous vehicle routing, or bin packing for packing containers onto ships or rails. So real applications, and in the market is definitely ready. I mean, depending on you know, which survey you look at, between 40 and 60% of large corporations are working on quantum today. So, we really took a very practical commercial approach to the quantum and we now have the products, the market is ready, we’ve got the customers and we’ve got the applications.

Alan Hatfield, IPO Edge

Worked on the products, the market is ready, you have the customers, you have the application. So that kind of begs the question, then how is your technological approach at D-Wave different than other competitors out there in the quantum space?

Alan Baratz, CEO of D-Wave Systems

Yeah, so you know, as I said, we really did decide early on to take this more practical approach to quantum computing. And as a result, we selected an approach to quantum computing, which is called annealing. There are two primary approaches to quantum annealing and gate. We decided to pursue an annealing because we knew it would be much easier to build an annealing quantum computer, and we knew it was really good at solving what’s the majority of the important hard problems that businesses need to solve, namely, optimization problem. Things like the applications I already mentioned, employee scheduling, autonomous vehicle routing, manufacturing plant floor optimization, and so on. So, we selected annealing and that decision paid off really well for us because that’s what has allowed us to get to the point where we in fact, are now commercial. Everybody else in the industry decided to go down the gate model path, which is a much harder path to pursue. But now that we’re commercial with our annealing quantum computers, we are also building a gate model system, which means we’ll be the only company in the world building both annealing and gate. As a result, the only company in the world able to address all of the customer use cases and the full market for quantum.

Alan Hatfield, IPO Edge

That sounds like a lot of use cases that that sounds pretty phenomenal, Alan. Well with that, I appreciate all this crucial background. I’m going to pass the baton back to Jarret. I know he has some questions related to the SPAC and the upcoming transaction. So, Jarrett, feel free to take it away.

Jarrett Banks, IPO Edge

Thanks, Alan. And back to you, Alan, why did you choose to SPAC route and why now?

Alan Baratz, CEO of D-Wave Systems

Yeah, it’s all about fundraising. Look, this is just the next fundraising raising step and you know, a little over a year ago when we started exploring SPACs and other fundraising options, we just concluded that this would be the most efficient and effective path for this next round of fundraising.

Jarrett Banks, IPO Edge

Okay, let’s bring on Emil Michael, the Chairman and CEO of DPCM Capital, known to many viewers as a former executive at Uber, Emil, welcome. Let’s flip the question and ask you when you were considering merger partners. What made you look at quantum computing? And why D-Wave specifically?

Emil Michael, CEO of DPCM Capital

Why quantum computing really was sort of the fundamental question that we had. And I’ve been looking for a company that had sort of a 10-year vision for a long time, something that was going after one of the biggest TAMs in the world, like when I was at Uber, transportation was an enormous, total addressable market. And I said, what other big TAMs out there out there that haven’t been conquered yet? We found quantum computing and the people on our board sort of have an interest in deep tech too. Peter Diamandis, Eric Schmidt, who is an advisor to us, former CEO of Google. So, they all had ideas about where they thought computing was going, particularly Quantum. So that was sort of the first cut, and then the second cut was which team is doing the best. And when I define the best is not only technically deep, but also commercially adept. And when I met Alan, through one of his former board members, Steve Jurvetson, who was involved with SpaceX and Tesla, you know, I saw it sort of immediately. He’s an incredible leader both on the technical side and on the business. side. And they have real applications available today generating real revenue today. So, when I thought about that, it was sort of a no brainer that this was the best company in the space to partner with, in my opinion.

Jarrett Banks, IPO Edge

Certainly, a compelling argument. Alan, now you talked a little bit about some of your customers, but can you break it down for us, you know, which customers have you worked with and what types of challenges have you helped them solve?

Alan Baratz, CEO of D-Wave Systems

So, as I said, we have over two dozen global 2000 customers and 10s of other customers, but you know, just to name a few. We’ve worked with Canadian grocery chain, Save On Foods, to help optimize a portion of their logistics. In fact, reducing computation time from 25 hours, per week to less than two minutes per week. We’ve worked with Volkswagen on scheduling the painting of vehicles, and we’ve helped them to develop schedules that are up to 80% more efficient than the schedules they were computing using their in-house classical algorithms. In the finance industry, I mentioned previously we worked with BBVA a European bank along with our partner Multiverse to develop a portfolio optimization application. But this was not just portfolio optimization, it’s optimizing the return on a portfolio, subject to a given risk profile. And what they found was that on their largest data set, there were only two systems that could actually compute the solution. One was Tensor Networks from Google, which took 30 hours to compute the solution. And then our system took less than three minutes to compute the solution. And then maybe the last one I’ll mention in the farm industry, GlaxoSmithKline. GSK has used our system both to do codeine mapping, as well as RNA folding applications.

Jarrett Banks, IPO Edge

Alright, fantastic. Emil, back to you. Let’s get a little more about the SPAC. We understand that there’s a novel element on the deal to manage redemptions. Can you tell us more and why you decided to take this approach?

Emil Michael, CEO of DPCM Capital

Yes. Well, I think you know, one thing I like to think of myself as, and I’ve come to appreciate this now, as well, is that we’re realists. And what’s happened in the SPAC market and the de-SPAC market, the pipe market ,has really been a fundamental change today, relative to where it was six, nine months ago. And so now the game on the ground is to make sure that there’s as few redemptions as possible. And the difficulty there is, I think, people aren’t making redemption decisions based on the fundamental value or view of the company. So, the idea was to create a structure, it’s been called a Tontine structure. It’s sort of a formal name, but you create a pool of shares, in this case, 5 million shares, and they are split pro rata by any shareholder in the SPAC that does not redeem so that affects effectively looks like a discount to them relative to the valuation of the company. And that we thought would be some of these investors think twice and say, Well, what Wow, this is an interesting structure. Let me learn more about the company. There’s a lot obviously that we’ve published in key documents and presentations of people take the time to, to look at that. We think we’ll have a better result relative to companies that are not thinking creatively about the redemption issue that’s in the happening in the SPAC industry these days.

Jarrett Banks, IPO Edge

Okay. And this is the first time that this has been tried?

Emil Michael, CEO of DPCM Capital

So, Bill Ackman announced that he was doing that with his SPAC, but I don’t think that actually has been completed yet. And there’s I think there’s one other company that’s working on it too. We are trying to be forward thinking about it. And so I think ours will be the first or one of the first hopefully that de-SPACs with this successfully.

Jarrett Banks, IPO Edge

Okay. And Alan, you know, Emil mentioned it’s a volatile market right now. Specifically, with SPACs, you know, well, the entire market really, but are you worried that investors will be distracted by this?

Alan Baratz, CEO of D-Wave Systems

Well, look, I mean, there’s no question that the market is different today, than it was a little over a year ago when we started down this path. But look, at our core, we’re problem solvers. I mean, building quantum computers is not for the faint of heart. And we’ve had to solve many, many challenging problems along the way. So, this is just, you know, another set of challenging problems. We are working hard to ensure that we do the right thing for our shareholders as well as for the stockholders in the DPCM SPAC, and we will continue to innovate and evaluate with respect to the right structures for ensuring that everybody benefits from this combination.

Jarrett Banks, IPO Edge

Okay, good answer. Now, breakdown of how the proceeds from this deal will be used for us if you could.

Alan Baratz, CEO of D-Wave Systems

So first of all, since we are commercial and frankly, the only quantum computing company that’s commercial today, we’ve got a very significant first mover advantage in the space, relative to being able to build that base of loyal customers and applications running on Quantum. So, a significant portion of the proceeds will go into continuing to build out that go to market capability. However, we still have work to do on the technology and product side as well. As I mentioned a few minutes ago, we now have two product family. We have our annealing quantum computers, which we will continue to enhance because you know we now have a bit of a bifurcation in the application market with respect to quantum. We now know that annealing is really what’s required for getting a speed up on optimization problems, which is a big part of the market. So, we are going to continue to invest in building out our annealing quantum computers, as we now also take on the gate model systems and the investment there, because there are different applications that require gate model, for example, quantum chemistry, or computational fluid dynamics. So, there will also be a continued investment in in R&D.

Jarrett Banks, IPO Edge

Okay, great. And then just staying with you, Alan, what benefits do you see D-Wave receiving, in terms of Emil and DPCM’s team’s expertise. As well as the involvement of the PIPE investors?

Alan Baratz, CEO of D-Wave Systems

Yeah, so I’m thrilled to have the opportunity to work with Emil and his team. You know, we share a mutual obsession for problem solving. You know, the harder it is, the more fun it is to solve the problem. And, you know, Emil and his team had very deep operational experience, and that’s going to be very, very helpful to us, as we make this transition to a public company. And Emil has demonstrated his ability to be successful in building out strong public companies, witness his experience at Uber.

Jarrett Banks, IPO Edge

Okay, great. And Emil, same question. Will anybody will you or anybody from your team be on the board of D-Wave after the deal?

Emil Michael, CEO of DPCM Capital

Yeah, the plan is for me to be on the board and I’m really excited about that. And part of the, just to go back to the history a little bit, part of the design point of the SPAC that we created, was essentially to put all operators and entrepreneurs on the SPAC board and management, as opposed to financial engineers. Not that there’s anything wrong financial engineers, but the idea was our value add to a company like D-Wave was to bring expertise, a network, true understanding of how hard it is to build a company and what it takes to build a company, how you recruit, man. So, all of us that you see on the on the nameplate there have all been starting companies or working at companies for our whole careers. And that makes me pretty excited to be on the board and be a contributor for the long term with D-Wave.

Jarrett Banks, IPO Edge

Okay, and staying with you, Emil. Similarly, along those lines, what parallels do you see in D-Wave’s development compared to your experience building Uber?

Emil Michael, CEO of DPCM Capital

Yeah, well, the first one was the total addressable market, meaning, I won’t say infinite, but you’re talking about the, just the size is sort of unfathomable, right, if you take where computing was 30 years ago, and imagine where it’ll be in 30 more years and the problems we’re trying to solve in AI and robotics and machine learning and autonomy for everything. You’re talking about a whole a whole sea change in the way computing needs to work, and will work in the future. So that’s sort of exciting. The other parallel frankly, is this combination of commercial and tack. You know, my partnership with Travis was sort of similar in that he was deep technically, and I was deep commercially, and together that combo made us the fastest growing and largest rideshare and food delivery company in the world outside of China, which was no small feat to do in three or four years. And I think, you know, I’m excited. I think Alan himself has both of those capabilities. He’s had his heart and a fantastic team as CFO John, the CMO, really truly world class team that’s been around the block and seen business before. So those parallels of best team, big TAM, commercial and technical are the parallels I see.

Jarrett Banks, IPO Edge

Alright, very exciting stuff. Alan, can you give us an update on the timeline for the closing of the transaction?

Alan Baratz, CEO of D-Wave Systems

Sure. So about two weeks ago, we submitted our responses to the first round of questions from the SEC, on our S-4. And later this week, actually, on Thursday, the 12th, we have our analysts a meeting. We’re bringing in both buy-side as well as sell-side analysts to learn more about D wave and you know, we’d love for anybody who wants to attend to join that session. And we’re basically on track to close the transaction by the end of Q2, maybe first week of July.

Jarrett Banks, IPO Edge

Okay, I’m gonna bring back my colleague, Alan, and we’re just going to do some rapid-fire questions here for the both of you before we wrap things up. Alan, take it away.

Alan Hatfield, IPO Edge

Thanks again, Jarrett. So, Alan, while listening to this conversation. It is very clear that the TAM in this space is just going to expand massively. So, I know you’ve talked a little bit about your kind of technological differentiators from some of your competitors in this space. I’m kind of curious, you know, what about your kind of commercial strategy, in terms of beating competition to kind of capture such a rapidly growing market?

Alan Baratz, CEO of D-Wave Systems

Yeah, so really, it is that first mover advantage that I talked about a minute ago. We’re the first company that’s commercial, that’s able to support real business applications, production scale, and so it’s all about getting out there and building that loyal customer base. And then as we bring new generations of technology to the market, or as we, you know, add our gate model system into the mix. It’s really just an upsell to additional applications.

With respect to actually how we go to market, it’s both direct as well as through partners. So, you know, we have partners like Accenture or Deloitte or Multiverse that we work with. And then we have our own direct sales and professional services organization. When we sell direct we have a four-phase model, where we you know, help evaluate our customers applications, determine which can best benefit from quantum help build a proof of concept, how do pilot deployment and then ultimately move it into production.

Alan Hatfield, IPO Edge

Got it. Okay. And then another question I had is kind of a little bit related to just wider ongoing, you know, current events. And so, you know, do you see any, like potential effects from geopolitics, whether it is related to potential kind of breakdowns of global trade, in terms of impacting that TAM expansion, that as of now, we look ahead and we definitely project? And if so, obviously, any kind of issues that might cause. Are you guys thinking about you know, ways to insulate yourself from that volatility? And if so, how?

Alan Baratz, CEO of D-Wave Systems

So, you know, let me start with this supply chain. You know, frankly, almost all of our products are sourced in North America. You know, we own all of the key intellectual property for our products. So, we’re not reliant on third parties for anything. But, you know, for parts and, you know, you know, fabrication of our chips and so on. That’s, that’s all done in North America. So, we’re not really sensitive to supply chain issues. With respect to go to market, you know, we’re big in Europe, we’re big in North America, we’re big in Japan. We don’t really have a significant business right now outside of those areas. And so, we’re not really all that much at risk to the geopolitical issues that are in place right now. But, you know, obviously, you know, we hope that that all gets resolved peacefully and quickly. And certainly, you know, in time for us to, you know, expand more broadly.

Alan Hatfield, IPO Edge

Got it.

Emil Michael, CEO of DPCM Capital

What I would add is, I do think there’s this likelihood that countries and continents invest more in computing now than before, given the supply chain issues on microchips and so on. And that there’s a re-thinking about our investment levels as a country as a continent with our allies and so on. So, there could be a potentially big positive on that. And obviously, the more investment that goes in, the quicker applications that are commercially useful come out, the more customers there are, and so on. So, I’m my optimistic self is sort of thinking about that possibility here.

Alan Hatfield, IPO Edge

Got it. Yeah, that sounds like quite a silver lining, despite all other things. And so, not really related to geopolitics at all, but any kind of lessons you took away from COVID, Alan? What was the experience that the D-Wave had throughout these last two years?

Alan Baratz, CEO of D-Wave Systems

We were actually quite fortunate through throughout the last two years, we learned that you can work from home and continue to develop and deliver both hardware and software products. As well as continue to build your business. You know, with respect to building the business, zoom meetings replaced face to face meetings, and frankly, we were able to get more customer meetings in a day, than previously was the case. So yeah, there was a little bit of a silver lining there. With respect to product development, software was easy from Work at Home. Hardware was a little bit more challenging, but we actually went so far as to move workbenches into people’s homes and, you know, they were building parts and filters within their homes. And, you know, we would always allow a small number, three or four people into the lab that we’d be doing, you know, assembly of a larger system. So, we were really quite fortunate. We didn’t skip a beat in the process. And, you know, what we’ve learned is that, you know, work from home and work online is absolutely a viable model. And, you know, we’re continuing to support that as we move forward.

Jarrett Banks, IPO Edge

Can I jump in with a hardware question? Now, Einstein called this spooky action at a distance. These things need to be run at super cold temperatures. Can you talk to us a little bit about how you achieve this?

Alan Baratz, CEO of D-Wave Systems

Yeah, so you’re right, the chips need to run at close to absolute zero. So that would be zero Kelvin, we run at about 10 milli-Kelvin, so just about absolute zero, much, much colder than deep space. And this is basically done by putting your chips in refrigerators. Now, we, you know, we don’t actually build the refrigerators. There are multiple companies that provide them, so we buy them off the shelf, but we extensively modify them. And the reason why we modify them is these refrigerators tend to build up contaminants pretty quickly. So, you know, what that means is that you might cool down a chip and then three months later, the fridge has built up contaminants you have to warm it up and then go through a cool down process again, but that doesn’t work for commercial product, right. Once you cool it down, you want it in operation for years. So, you know we modify the fridges to be able to dramatically increase the reliability. Uniquely, we’ve been able to run for four years without needing to warm up a system. So, you know, we do have IP in the refrigeration area, but mostly we buy off the shelf refrigerators.

Jarrett Banks, IPO Edge

Okay, and Emil, now you’ve said that we may be entering a golden age of quantum computing. In your mind what is that going to mean for you know, everyday people?

Emil Michael, CEO of DPCM Capital

I mean, I think what it’s going to mean for everyday people, is that all these things that we talked about in the last decade, about autonomous this, autonomous that using computers to make intelligent decisions, and replace sort of things that were otherwise manual that had imperfections on them. I think you’ll see some of those become a real reality in everyday life. And when those things become a reality, I think you can really sort of you know that labor, is going to have impact on the labor market, which we should all understand. But it’s also going to produce new drugs, new vaccines, like all the things where the combinations of things that could run faster, get tested. The more you know, the better lives we’re all going to have. And I do really think you know; the pharmaceutical thing is one of the things I’m most excited about with D-Wave to just think about. Imagine adding that that horsepower, to finding the combo of things like create true sort of solutions to medical problems is really exciting.

Alan Baratz, CEO of D-Wave Systems

Actually, just to follow up, I mentioned GlaxoSmithKline, but we also work with a small community called Menten that have used our system to develop new peptides that are now actually in animal trials for COVID therapeutics, and we’re really proud of that.

Jarrett Banks, IPO Edge

Okay, great. Now, can you tell everyone what the ticker symbol is going to be when you close the deal?

Alan Baratz, CEO of D-Wave Systems

The ticker symbol will be QBTS, qubits.

Jarrett Banks, IPO Edge

I can’t believe that was still available like that’s, that’s amazing. So, gentleman, in closing here, maybe I could ask each one of you what are you most excited about here in the year ahead?

Alan Baratz, CEO of D-Wave Systems

Yeah. So, look, for me, it’s really all about our ability to build the business and deliver really important applications that can help our customers improve their business operations, either reduce costs or increase revenue. And you know, we’re off to a great start. It’s still early days, but we’re off to a great start, and we’re really excited about what the future holds.

Jarrett Banks, IPO Edge

Okay, Emil?

Emil Michael, CEO of DPCM Capital

I’m really excited about you know, finishing this stage of the D-Wave’s lifecycle, as a partner to them. Because, you know, having raised I don’t know, $20 billion in my life at various companies, you know, you have to focus on it, to do it well, and you have to be creative like and solve problems, like Alan said, and then kind of want to get back to building business building and doing the things that make a company great. So, in the back half of this year, I’m looking forward to sort of partnering with Alan, as a board member and finding more customers more applications and just growing what I think is the best independent quantum computing company out there right now.

Jarrett Banks, IPO Edge

Okay, we’ll leave it there. My thanks to Alan Baratz and Emil Michael. Gentlemen, thank you for your time and my thanks to call my colleague Alan Hatfield. And thanks to the viewers. We’ll see you next time. Thank you.

Important Information About the Proposed Transaction between D-Wave Systems Inc. (“D-Wave”) and DPCM Capital, Inc. (“DPCM Capital”) and Where to Find It:

A full description of the terms of the transaction between D-Wave and DPCM Capital is provided in a registration statement on Form S-4, as amended, filed with the Securities and Exchange Commission (the “SEC”) by D-Wave Quantum Inc. that includes a preliminary prospectus with respect to the combined company’s securities, to be issued in connection with the transaction and a preliminary proxy statement with respect to the stockholder meeting of DPCM Capital to vote on the transaction. D-Wave Quantum Inc. and DPCM Capital urge investors, stockholders, and other interested persons to read the preliminary proxy statement/ prospectus, as well as other documents filed with the SEC, because these documents contain important information about D-Wave Quantum Inc., DPCM Capital, D-Wave, and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of DPCM Capital as of a record date to be established for voting on the transaction. Stockholders also may obtain a copy of the registration statement on Form S-4, as amended—including the proxy statement/prospectus and other documents filed with the SEC without charge—by directing a request to: D-Wave Quantum Inc., 3033 Beta Avenue, Burnaby, BC V5G 4M9 Canada, or via email at shareholdercomm@dwavesys.com and DPCM Capital, 382 NE 191 Street, #24148, Miami, Florida 33179, or via email at mward@hstrategies.com. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or invitation for the sale or purchase of securities, assets, or the business described herein or a commitment to D-Wave Quantum Inc., DPCM Capital, or D-Wave, nor is it a solicitation of any vote, consent, or approval in any jurisdiction pursuant to or in connection with the transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

D-Wave Quantum Inc., DPCM Capital, and D-Wave, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of DPCM Capital’s stockholders in respect of the transaction. Information about the directors and executive officers of DPCM Capital is set forth in DPCM Capital’s filings with the SEC. Information about the directors and executive officers of D-Wave Quantum Inc. and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the transaction when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to DPCM Capital’s stockholders in connection with the proposed transaction and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.